

March 8, 2011

Edward A. Mammone
Principal Accounting Officer
Westwood One, Inc.
1166 Avenue of the Americas
New York, NY 10036

> **Re: Westwood One, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 001-14691**

Dear Mr. Mammone:

We have reviewed your response letter dated January 31, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. Refer to your response to prior comment 1. Presentation of successor and predecessor amounts on a combined basis as you have done and apparently propose to continue to do is a non-GAAP presentation prohibited by Item 10(e) of Regulation S-K because each period is on a different basis of accounting. Please delete the 2009 tabular information on a combined basis and amounts on a combined basis from the narrative discussion. It is acceptable, however, to provide a comparative analysis in MD&A on a combined basis without specifically presenting non-GAAP numbers by reference solely to the change from the prior or subsequent period GAAP amounts in terms of either dollar amount or percent. For example, you can say that 2009 revenues on a combined basis changed by $X or Y percent from that in 2008 (or from that in 2010 as appropriate) of $Z, without citing the non-GAAP combined amount for 2009, accompanied by an analysis of the change at the appropriate level of detail.

2.   You may also supplement your historical comparative analysis in MD&A on a pro
        forma basis for both 2009 and 2008, as suggested in your response, prepared in
        accordance with Article 11 of Regulation S-X. Please keep in mind that the pro
        forma information for 2008, and ensuing for 2009, should be consistent with the pro
        forma presentation contained in your Form 8-K filed on June 22, 2009. Such pro
        forma information should be accompanied by a comparative analysis of material
        changes indicated thereby at the appropriate level of detail, along with adequate detail
        of how the pro forma amounts in each year were derived. Also keep in mind that the
        supplemental discussion on a pro forma basis should not be presented with greater
        prominence than the discussion on a historical basis. Presentation on a pro forma
        basis for 2008 and 2009 may be carried into the 2010 Form 10-K. Please revise your
        disclosure in MD&A as indicated by the above in the Form 10-K to be filed for the
        fiscal year ended 2010.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters.
Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief